United States securities and exchange commission logo





                           August 30, 2023

       Gary Pilnick
       President
       WK Kellogg Co
       One Kellogg Square
       Battle Creek, Michigan 49016

                                                        Re: WK Kellogg Co
                                                            Amendment No. 2
Registration Statement on Form 10
                                                            Filed August 23,
2023
                                                            File No. 001-41755

       Dear Gary Pilnick:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment 2 to Form 10 Filed on August 23, 2023

       Unaudited Pro Forma Combined Financial Statements, page 73

   1. We note that several pro forma adjustments have been combined into single amounts on the face of your pro
forma combined financial statements. Please present your pro forma adjustments on a gross
basis to provide a clear understanding of how the amounts
                                                        included in the
footnotes correspond to the adjustments presented in the pro forma financial statements.
 Gary Pilnick
FirstName  LastNameGary Pilnick
WK Kellogg   Co
Comapany
August 30, NameWK
           2023     Kellogg Co
August
Page 2 30, 2023 Page 2
FirstName LastName
2. The pro forma financial statements appear to give effect to several agreements that have not been finalized, including a proposed Credit Agreement and the Separation and
         Distribution Agreement, the Employee Matters Agreement, the Supply Agreement, the
         Intellectual Property Agreements, and the Tax Matters Agreement between you and
         Kellogg ParentCo. Please tell us whether or not you expect to finalize such agreements prior to the distribution and confirm you will refrain from applying pro forma adjustments for transactions not evidenced by agreements in place. Also clarify how you ultimately intend to reflect the Transition Services Agreement within your pro forma financial statements.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Ernest Greene at 202-551-3733 or Andrew Blume at 202-551-3254 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing